Exhibit 99.1

Ad-hoc-Report according to § 15 WpHG	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer announces the launch of a EUR 2 billion subordinated mandatory convertible bond

Leverkusen, March 29, 2006

The Bayer AG supervisory board authorised the issuance of a EUR 2 billion subordinated bond, mandatorily convertible into shares of Bayer AG, due June 2009. The security will be issued by Bayer Capital Corporation B.V., Mijdrecht.

The accelerated bookbuilding launched this morning is expected to close during the course of today. The lower conversion price, the coupon and the conversion premium will be determined and announced immediately following pricing of the bond. The issuance volume of EUR 2 billion can be increased by up to EUR 300 million if the overallotment option is exercised.

The bond is subordinated and will enjoy a subordinated guarantee from Bayer AG.  The bond will mandatorily convert into new shares, created from the existing conditional capital of Bayer AG, at maturity in June 2009. The mandatory convertible bond will be issued without pre-emptive rights for existing shareholders.

The mandatory convertible bond is expected to carry an annual coupon within a range of 6.25 to 6.75%. It is further expected that the conversion premium on the minimum conversion price will be in the range of 16 — 20%, which yields then the higher conversion price. Bayer AG will benefit from an increasing share price up to the maximum conversion price as a lower number of shares will have to be issued upon conversion.

Bayer AG expects that the bond will receive a high equity credit treatment from rating agencies.

The net proceeds will be used among others as part of the financing of the intended acquisition of Schering AG and is part of the previously announced equity capital raising measures of up to EUR 4 billion. The bond will be sold in a private placement to institutional investors outside of the United States of America, Canada, Japan, Australia and Italy only.

In connection with the issuance of the mandatory convertible bond Bayer AG will commit not to issue any further equity capital or bonds convertible into equity capital during a period of 90 days.

Bayer AG

Board of Management

Bayer AG

D-51368 Leverkusen

Germany

ISIN: DE0005752000

WKN: 575 200

Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Swiss Exchange; London; Madrid; New York

Bayer Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)

Dr. Juergen Beunink (+49-214-30-65742)

Peter Dahlhoff (+49-214-30-33022)

Ilia Kürten (+49-214-30-35426)

Ute Menke (+49-214-30-33021)

Judith Nestmann (+49-214-30-66836)

Important information

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in our reports filed with the SEC. Bayer AG and Bayer Capital Corporation B.V. do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

This announcement is for general information only and does not form part of any offer to sell, or the solicitation of any offer to buy, securities. The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United States, Canada or Japan. This announcement is not an offer of securities for sale in the United States. The offer and sale of the securities referred to in this announcement has not been, nor will it be, registered under the United States Securities Act of 1933 and the securities referred to in this announcement may not be offered or sold in the United States absent such registration or an applicable exemption from registration. There will be no public offer of these securities in the United States

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, the United States, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.